Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/27/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE National, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

SEC Mail Processing

3. Provide the applicant's mailing address (if different):

   N/A

JUN 28 2019

Washington, DC

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938 (Telephone) 212-656-8108 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding
   NYSE Group, Inc.
   11 Wall Street, New York, NY 10005

19003687

2019 JUL -1 PM 2:4 SEC / TM RECEIVED

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/12/05 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 06/27/19 (MM/DD/YY) NYSE National, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 27th day of June (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

SEC Mail Processing
JUN 28 2019
Washington, DC

June 27, 2019

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2019 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ~~("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE~~ National" and together, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2019 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Bakkt Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchanges during the year ended December 31, 2018. In each case, ICE acquired the entity after December 31, 2018. In addition, Ex. D does not include

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Ex. D includes financial statements for two entities that are not on the ICE Organizational Chart: When-Tech, LLC and YellowJacket, Inc. Those entities were merged into ICE Data, LP on April 29, 2019 and so are no longer in existence.

Each of the Exchanges is filing an Exhibit F with (a) the Pillar Connectivity Questionnaire (CQ), which was updated to add NYSE Chicago, and (b) with the exception of NYSE Chicago, the NYSE Gateways Session Request Form. In addition, NYSE Chicago is filing a Clerk and Non-Registered Individual Application, which was updated to add Non-Registered Persons as well as to change the signatory requirement.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE NATIONAL, INC.

June 2019

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT A

The Amended and Restated Certificate of Incorporation, Sixth Amended and Restated By-laws, and additional information regarding NYSE National, Inc. are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Regulatory Bulletins are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE National, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE National, Inc. for the last fiscal year follow.

This Exhibit D does not include the financial statements of BAKKT Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchange during the year ended December 31, 2018.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

This Exhibit D includes the financial statements for When-Tech LLC and YellowJacket, Inc. which were each merged into ICE Data LP on April 29, 2019 and so are no longer in existence.

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NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	522
Due from affiliates		211,824
Income tax receivable		1,119
Current assets		213,465
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Assets		362,848
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		9,842
SEC fees payable		2,538
Current liabilities		12,380
Liabilities		12,380
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		377,357
Equity		377,886
Total liabilities and equity	$	362,848

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	70,900
Data services fees, net		4,633
Other revenues		27,044
Transaction based expenses		(7,815)
Total revenue, less transaction-based expenses		**94,762**
Compensation and benefits		0
Professional services		28
Technology and communication		2,554
Selling, general and administrative		1,002
Affiliate expense		29,840
Operating expenses		**33,424**
Operating income		**61,338**
Affiliate interest expense		204
Other expense, net		**204**
Pre-tax net income		**61,134**
Income tax expense		1,086
Net income		**60,048**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 182,577
Current assets	182,577
OTHER NON-CURRENT ASSETS:	
Other intangibles, net	400,000
Other non-current assets	400,000
Total assets	$ 582,577
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Other current liabilities	-
Current liabilities	-
Total liabilities	-
NON-CONTROLLING INTEREST	71,000
EQUITY:	
Contributed capital	511,500
Retained earnings	77
Total equity	511,577
Total liabilities and equity	$ 582,577

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Intercompany expenses		-
Operating expenses		-
Operating loss		-
Interest income		104
Other income(expense) net		(27)
Other income, net		77
Pre-tax net income		77
Income tax expense		-
Net income	$	77

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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BAKKT Management, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS:	
Other intangibles, net	4
Other non-current assets	4
Total assets	$ 4
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	4
Current liabilities	4
Total liabilities	4
EQUITY:	
Contributed capital	-
Retained earnings	-
Total equity	-
Total liabilities and equity	$ 4

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Intercompany expenses	-
Operating expenses	-
Operating loss	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	0
OTHER NONCURRENT ASSETS	
Investment in affiliate	3,103
Goodwill	1,131
Other noncurrent assets	4,234
Total assets	**$ 4,234**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ 4,691
Current liabilities	4,691
Total liabilities	**4,691**
EQUITY:	
Retained deficit	(457)
Equity	**(457)**
Total liabilities and equity	**$ 4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.

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Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	0
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		1
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		0
Other expense		**0**
Net loss	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	25,688
Current assets		25,688
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		59
Accumulated depreciation		(59)
Property and equipment net		0
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		2,900
Other non-current assets		8,302
Total assets	**$**	**33,990**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	16
Accrued salaries and benefits		18
Current liabilities		34
Total liabilities		**34**
EQUITY:		
Contributed Capital		29,093
Retained Earnings		4,863
Equity		**33,956**
Total liabilities and equity	**$**	**33,990**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	2,290
Operating revenues		**2,290**
OPERATING EXPENSES:		
Compensation and benefits		622
Professional services		8
Rent and occupancy		91
Technology and communication		69
Selling, general and administrative		12
Depreciation and amortization expense		1,112
Intercompany affiliate expense		215
Operating expenses		**2,129**
Net income	**$**	**161**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	59
Income tax receivable		4
Current assets		63
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	$	**33,395**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4
Due to affiliates		261
Income Tax Payable		(26)
Current liabilities		239
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		11,472
Non-current liabilities		11,472
Total liabilities		**11,711**
EQUITY:		
Additional paid-in capital		1,950
Retained earnings		16,675
Accumulated other comprehensive income		3,059
Equity		**21,684**
Total liabilities and equity	$	**33,395**

ɔf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal
tments) necessary to fairly present our financial position and results of operations for the period presented. Certain
rmally included in financial statements prepared in accordance with accounting principles generally accepted in the
f America have been condensed or omitted. These financial statements do not include income taxes accounting and
accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of
ıl Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by
ıted accounting principles for complete financial statements. These financial statements should be read in conjunction
ɔntinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are
ır Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Compensation and benefits		
Professional services		
Selling, general & administration		(1)
Operating expenses		**(1)**
Operating income		**1**
OTHER EXPENSE:		
Other expense		**49**
Pre-tax net loss		(48)
Income tax expense		(246)
Net loss	$	**(294)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CHXBD. LLC
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	7
Income tax receivable		10
Prepaid expenses and other current assets		129
Current assets		146
Total assets	$	146

LIABILITIES and EQUITY

Current liabilities:		
Due to affilates, net	$	3
Current liabilities		3
Total liabilities		3
Equity:		
Contributed capital		-
Retained earnings		143
Total equity		143
Total liabilities and equity	$	146

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CHXBD. LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Compensation and benefits	
Professional services	(3)
Technology and communication	3
Selling, general and adminstrative	36
Operating expenses	36
Operating loss	(36)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(36)
Income tax expense	10
Net loss	$ (26)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Commodities Exchange Center (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1
Total member equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	449
Income tax receivable		2
Current assets		451
PROPERTY AND EQUIPMENT		
Property and equipment cost		803
Accumulated depreciation		(185)
Property and equipement, net		618
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		98
Other non-current assets		98
Assets		1,167
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		8
Accrued salaries and benefits		864
Due to affiliates		8,749
Current liabilities		9,621
NON-CURRENT LIABILITIES:		
Deferred tax liability - non-current		65
Non-current liabilities		65
SHAREHOLDERS EQUITY:		
Contributed capital		307
Retained deficit		(8,826)
Equity		(8,519)
Total liabilities and equity	$	1,167

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDIT MARKET ANALYSIS USA, Inc
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Market Data Fees	$	16,133
Affiliate income		58
Total revenue		**16,191**
Compensation and benefits		3,552
Professional services		1,473
Acquisition-related transaction and integration costs		115
Technology and communication		1,303
Selling, general and administrative		148
Depreciation and amortization		2,994
Operating expenses		**9,585**
Operating income		**6,606**
Other income, net		282
Other income, net		**282**
Pre-tax net income		**6,888**
Income tax benefit		259
Net income		**7,147**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,669
Accounts receivable, net of allowance		6
Prepaid expenses and other current assets		29
Current income tax receivable		5
Current assets		5,709
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		33,177
Accumulated depreciation		(27,377)
Property and equipment, net		5,800
OTHER NON-CURRENT ASSETS:		
Goodwill		358,771
Other intangibles, net		10,146
Other noncurrent assets		150
Other non-current assets		369,067
Assets		380,576
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		105
Accrued salaries and benefits		4,759
Due to affiliates, net		470,758
Current liabilities		475,622
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		1,895
Other Non Current Liabilities		52
Non-current liabilities		1,947
Liabilities		477,569
EQUITY:		
Additional paid-in capital		24,446
Contributed capital		410,698
Retained deficit		(533,830)
Accumulated other comprehensive income		1,693
Equity		(96,993)
Total liabilities and equity	$	380,576

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction fees, net	$	138
Other revenue		0
Affiliate revenue		13,810
Total revenue		13,948
Compensation and benefits		13,145
Professional services		150
Technology and communications		467
Rent and other occupancy		1,218
Selling, general & administration		262
Amortization & depreciation expense		10,200
Service & license fees to affiliate		7,341
Operating expenses		32,783
Operating loss		(18,835)
Interest income		25
Interest expense to affiliates		1,112
Other expense, net		649
Other expense, net		1,786
Pre-tax net loss		(17,049)
Income tax benefit		2,502
Net loss	$	(14,547)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	94
Accounts receivable, net of allowance		993
Due from affiliates, net		500,731
Assets	$	501,818
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		411,577
Equity	$	501,818
Total liabilities and equity	$	501,818

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction fees, net	$	3,688
Total revenue		3,688
Selling, general & administration		78
Service & license fees to affiliate		112
Operating expenses		190
Operating income		3,498
Other income, net		(15)
Pre-tax net income		3,483
Net income	$	3,483

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	610
Investment in affiliates		4,178
Other noncurrent assets		4,788
Assets	$	4,788
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		6,513
Current liabilities		6,513
EQUITY:		
Retained deficit		(2,307)
Accumulated other comprehensive income		582
Equity		(1,725)
Total liabilities and equity	$	4,788

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		(101)
Net loss	$	(101)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DCFB, LLC(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Electric Railroad LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	68
Due from affiliate		891
Current assets		959
NON-CURRENT ASSETS:		
Deferred Tax Asset		27
Non-current assets		27
Total assets	**$**	**986**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		298
Accrued salaries and benefits		168
Current liabilities		**466**
EQUITY:		
Contributed capital		151
Retained earnings		369
Equity		**520**
Total liability and equity	**$**	**986**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	(178)
Operating expenses	**(178)**
Pre-tax net income	178
Income tax expense	132
Net income	**$ 46**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Highway Networks LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE 4165 LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Cash Clearing		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

ICE TRADE THE WORLD

ICE 5660 LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(14)
Prepaids		29
Current assets		15
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		137,202
Accumulated depreciation		(35,967)
Property and equipment, net		101,235
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	101,388
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,170
Due to affiliate		115,742
Other		56
Current liabilities		116,968
Total liabilities		116,968
EQUITY:		
Contributed capital		37,776
Retained deficit		(53,356)
Equity		(15,580)
Total liabilities and equity	$	101,388

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE 5660 LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue		0
OPERATING EXPENSES:		
Professional Services		728
Rent and other occupancy		3,048
Selling, general and administrative		1,490
Amortization and depreciation expense		9,269
Operating expenses		**14,535**
Net loss	**$**	**(14,535)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Atrium, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	450
Accounts receivable, net of allowance		390
Prepaid expenses and other current assets		879
Income tax receivable		43
Current assets		1,762
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,169
Accumulated depreciation		(378)
Property and equipment, net		791
NON-CURRENT ASSETS:		
Goodwill		1,126
Other non-current assets		8
Deferred tax receivable		994
Other non-current assets		2,128
Assets		4,681
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		991
Accrued salaries and benefits		222
Due to affiliates		6,046
Current liabilities		7,259
		-
Liabilities		7,259
SHAREHOLDERS EQUITY:		
Additional paid-in capital		83
Retained deficit		(2,661)
Equity		(2,578)
Total liabilities and equity	$	4,681

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Atrium, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$	1,878
Affiliate revenue		-
Total revenue		**1,878**
Compensation and benefits		1,587
Professional services		112
Technology and communication		4,111
Rent and occupancy		80
Selling, general and administrative		(43)
Depreciation and amortization		237
Affiliate expense		1,317
Operating expenses		**7,401**
Operating loss		**(5,523)**
Other expense (income), net		(98)
Other expense, net		**(98)**
Pre-tax net loss		**(5,425)**
Income tax benefit		1,131
Net loss		**(4,294)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Due from affiliate	$ 338
Current assets	338
Assets	338
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Current liabilities	0
SHAREHOLDERS EQUITY:	
Retained earnings	338
Equity	338
Total liabilities and equity	$ 338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT™

ICE Clear Credit
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 63,742
Cash - clearing member deposits	25,225,628
Accounts receivable, net of allowance	8,016
Restricted Cash	90,000
Prepaid expenses and other current assets	19,943
Current Income Tax Receivable	3,549
Current Assets	25,410,878
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment cost	46,964
Accumulated depreciation	(32,056)
Property and equipment, net	14,908
OTHER NONCURRENT ASSETS:	
Restricted cash long term	50,000
Other noncurrent assets	50,000
Assets	$ 25,475,786
LIABILITIES and MEMBER EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 37,917
Accrued salaries and benefits	5,325
Due to affiliates	10,017
Margin deposits and guaranty funds	25,225,641
Deferred revenue	2,705
Current liabilities	25,281,605
NONCURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	23
Other Non Current Liabilities	148
Noncurrent liabilities	171
Liabilities	25,281,776
EQUITY:	
Contributed capital	105,072
Retained earnings	88,938
Total equity	194,010
Total liabilities and equity	$ 25,475,786

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	122,778
Market Data Fees		47
Other revenue		45,796
Affiliate revenue		4,861
Total Revenue		173,482
Expenses:		
Compensation and benefits		18,591
Professional services		574
Technology and communication		5,506
Rent and occupancy		1,046
Selling, general and administrative		882
Depreciation and amortization		7,825
Service and license fees to affiliates		28,804
Operating Expenses		63,228
Operating Income		110,254
Other expense, net		(2,963)
Pre-Tax Net Income		107,291
Income tax expense		(1,745)
Net Income	$	109,036

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:	
Cash and cash equivalents	23,236
Margin deposits and guaranty funds	6,718,764
Restricted Cash	93,100
Accounts receivable, net of allowance	35,092
Prepaid expenses and other current assets	3,769
Current assets	6,873,961
Other non-current assets:	
Restricted cash	61,000
Deferred tax asset - noncurrent	1,886
Other non-current assets	62,886
Total assets	6,936,847
Current liabilities:	
Accounts payable and accrued liabilities	12,846
Accrued salaries and benefits	1,935
Margin deposits and guaranty funds	6,718,764
Deferred Revenue	1,241
Due to affiliates, net	31,063
Current liabilities	6,765,849
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	6,203
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	6,203
Total liabilities	6,772,052
Equity:	
Contributed capital	62,542
Retained earnings	102,255
Total equity	164,797
Total liabilities and equity	6,936,849

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	300,477
Other revenues		21,741
Service and license fees for affiliates		689
Total revenues		322,907
Expenses:		
Compensation and benefits		9,928
Professional services		1,381
Technology and communication		479
Rent and occupancy		838
Selling, general and adminstrative		2,450
Service and license fees to affiliates		58,690
Operating expenses		73,766
Operating income		249,141
Other expenses, net		3,318
Interest expense to affiliates		(500)
Other expense, net		2,818
Pre-tax net income		251,959
Income tax expense		69,623
Net income	$	182,336

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS		
Cash & Equivalents		(36)
Prepaid expenses and Other Current Assets		133
		97
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		7,870
Accumulated depreciation		(7,386)
Property and equipment net		484
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		19
Other noncurrent assets		4,795
Total assets	$	**5,376**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	257
Accrued salaries and benefits		778
Due to affiliate		20,365
Current liabilities		21,400
Total liabilities		**21,400**
EQUITY:		
Contributed capital		8,940
Retained deficit		(24,964)
Equity		**(16,024)**
Total liabilities and equity	$	**5,376**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princip generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deriv from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but (not include all of the information required by generally accepted accounting principles for complete financial statements These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements an notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	-
OPERATING EXPENSES:	
Compensation and benefits	463
Professional services	0
M&A Expenses	500
Rent and other occupancy	409
Technology	72
Selling, general & administration	40
Amortization & depreciation expense	427
Service & license fees to affiliates	528
Operating expenses	**2,439**
Other Income net	**5**
Pre-tax net loss	(2,434)
Net loss	**$ (2,434)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Analytics LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	6,632
Prepaid expenses and other current assets	442
Income tax receivable	12
Due from affiliates, net	347,938
Current assets	355,024
Property and equipment:	
Property and equipment cost	16,171
Accumulated depreciation	(6,189)
Property and equipment, net	9,982
Other non-current assets:	
Other noncurrent assets	154
Other non-current assets	154
Total assets	$ 365,160

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	1,090
Accrued salaries and benefits	2,716
Deferred revenue	1,217
Current liabilities	5,023
Non-current liabilities:	
Other noncurrent liabilities	1,792
Non-current liabilities	1,792
Total liabilities	6,815
Equity:	
Contributed capital	1,248
Retained earnings	357,097
Total equity	358,345
Total liabilities and equity	$ 365,160

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Analytics LLC
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	35,901
Total revenues		35,901
Expenses:		
Compensation and benefits		10,160
Professional services		94
Acquisition-related transaction and integration costs		214
Technology and communication		2,008
Rent and occupancy		1,521
Selling, general and administrative		491
Depreciation and amortization		3,421
Operating expenses		17,909
Operating income		17,992
Other income, net		1
Pre-tax net income		17,993
Income tax expense		7
Net income	$	17,986

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Connectivity and Feeds, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	20,367
Income tax receivable	338
Prepaid expenses and other current assets	367
Current assets	21,072
Property and equipment:	
Property and equipment cost	13,742
Accumulated depreciation	(7,988)
Property and equipment, net	5,754
Other non-current assets:	
Other noncurrent assets	849
Deferred tax assets- non-current	6,537
Other non-current assets	7,386
Total assets	$ 34,212

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	4,888
Accrued salaries and benefits	4,553
Deferred revenue	761
Due to affiliates, net	180,086
Current liabilities	190,288
Non-current liabilities:	
Other noncurrent liabilities	335
Deferred revenue- long-term	549
Non-current liabilities	884
Total liabilities	191,172
Equity:	
Contributed capital	2,946
Retained deficit	(159,906)
Total equity	(156,960)
Total liabilities and equity	$ 34,212

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity and Feeds, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	69,660
Affiliate revenue		324
Total revenues		69,984
Expenses:		
Compensation and benefits		28,757
Professional services		2,525
Acquisition-related transaction and integration costs		493
Technology and communication		22,223
Rent and occupancy		2,571
Selling, general and administrative		805
Depreciation and amortization		2,785
Affiliate expense		9,695
Operating expenses		69,854
Operating loss		130
Other expense, net		68
Other income, net		68
Pre-tax net loss		198
Income tax benefit		3,310
Net income	$	3,508

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	194
Accounts receivable, net of allowance		14,474
Prepaid expenses and other current assets		236
Current assets		**14,904**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		36,041
Accumulated depreciation		(22,511)
Property and equipment, net		**13,530**
OTHER NON-CURRENT ASSETS:		
Goodwill		306,722
Other intangibles, net		13,668
Other non-current assets		**320,390**
Total assets	**$**	**348,824**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	827
Accrued salaries and benefits		338
Due to affiliate		27,548
Deferred revenue, current		24,313
Income tax payable		209
Current liabilities		**53,235**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		7,518
Other non-current liabilities		2,922
Non-current liabilities		**10,440**
Total liabilities		**63,675**
EQUITY:		
Additional paid-in-capital		6,962
Retained earnings		278,187
Total equity		**285,149**
Total Liabilities and equity	**$**	**348,824**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Data services fees, net	$	54,857
Affiliate revenue		13
Total revenue		**54,870**
Compensation and benefits		2,080
Professional services		72
Technology and communication		8,303
Rent and occupancy		215
Selling, general and administrative		756
Depreciation and amortization		19,625
Affiliate expense		41,131
Operating expenses		**72,182**
Operating loss		**(17,312)**
Interest income		7
Other income, net		21
Other expense, net		**28**
Pre-tax net loss		**(17,284)**
Income tax benefit		2,560

ICE TRADE THE WORLD™

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	819
Accounts receivable, net of allowance		22,870
Prepaid expenses and other current assets		347
Current assets		24,036
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2,932
Accumulated depreciation		(291)
Property and equipment, net		2,641
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		41,967
Other non-current assets		132,862
Assets		159,539
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,039
Accrued salaries and benefits		1,798
Due to affilities		132,429
Deferred revenue		(283)
Current liabilities		136,983
NON-CURRENT ASSETS:		
Other non-current liabilities		58
Liabilities		137,041
SHAREHOLDERS EQUITY:		
Additional paid in capital		1,053
Retained earnings		21,445
Equity		22,498
Total liabilities and equity	$	159,539

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$	52,558
Affiliate revenues		373
Total revenue		**52,931**
Compensation and benefits		8,301
Professional services		589
Technology and communication		10,432
Selling, general and administrative		633
Depreciation and amortization		7,852
Affiliate expenses		4,978
Operating expenses		**32,785**
Operating income		**20,146**
Affiliate interest expense		2,935
Other expense		60
Other expense, net		**2,995**
Pre-tax net income		**17,151**
Net income		**17,151**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD®

ICE Data LP Controller: ICE Data Mgmt Grp LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash ands Cash Equivalents		(19)
Accounts receivable, net of allowance	$	6,767
Prepaids and other current assets		-
Current income tax receivable		-
Due from affiliates		105,297
Current Assets		112,045
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		21
Accumulated depreciation		(21)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		0
Other noncurrent assets		0
Total assets	$	112,045
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	146
Accrued salaries and benefits		1,179
Income taxes payable		31
Deferred revenue		1,694
Current liabilities		3,050
Non Current Liabilities		(460)
Total liabilities		2,590
EQUITY:		
Contributed capital		6,218
Retained earnings		103,237
Equity		109,455
Total liabilities and equity	$	112,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD™

ICE Data LP Controller: ICE Data Mgmt Grp LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	27,465
Revenue from affiliate, net		1,360
Operating revenues		**28,825**
OPERATING EXPENSES:		
Compensation and benefits		4,108
Professional Services		22
Rent and other occupancy		167
Technology and communication		127
Selling, general & administration		278
Intercompany Expense		4,186
Operating expenses		**8,888**
Pre-tax net income		19,937
Income tax expense		5,316
Net income	$	**14,621**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		1,082
Accounts receivable, net of allowance		153,267
Prepaid expenses and other current assets		3,168
Due from affiliates, net		2,581,450
Current assets		2,738,967
Property and equipment:		
Property and equipment cost		50,652
Accumulated depreciation		(28,240)
Property and equipment, net		22,412
Total assets	$	2,761,379

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		21,432
Accrued salaries and benefits		10,367
Deferred revenue		1,932
Current liabilities		33,731
Non-current liabilities:		
Other noncurrent liabilities		11,471
Non-current liabilities		11,471
Total liabilities		45,202
Equity:		
Contributed capital		7,417
Retained earnings		2,708,760
Total equity		2,716,177
Total liabilities and equity	$	2,761,379

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	659,652
Affiliate revenue	10,685
Total revenues	670,337
Expenses:	
Compensation and benefits	59,356
Professional services	13,604
Acquisition-related transaction and integration costs	11,491
Technology and communication	59,718
Rent and occupancy	5,264
Selling, general and administrative	4,116
Depreciation and amortization	10,612
Affiliate expense	23,112
Operating expenses	187,273
Operating income	483,064
Other expense, net	557
Pre-tax net income	482,507
Income tax expense	68
Net income	$ 482,439

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,478
Accounts receivable, net of allowance		1,224
Due from affiliates		347
Prepaid expenses and other current assets		274
Current assets		5,323
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,827
Accumulated depreciation		(2,003)
Property and equipment, net		2,824
NON-CURRENT ASSETS:		
Goodwill		211
Other intangibles, net		2,729
Other non-current assets		573
Other non-current assets		3,513
Assets		11,660
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,053
Other current liabilities		35
Deferred revenue		0
Current liabilities		2,088
Liabilities		2,088
SHAREHOLDERS EQUITY:		
Retained earnings		9,572
Equity		9,572
Total liabilities and equity	$	11,660

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD℠

ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$	7,341
Total revenue		**7,341**
Professional services		385
Technology and communication		3,902
Rent and occupancy		2
Selling, general and administrative		206
Depreciation and amortization		1,787
Operating expenses		**6,282**
Operating income		**1,059**
Other expense, net		(25)
Other expense, net		**(25)**
Pre-tax net income		**1,084**
Net income		**1,084**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	1,017
Prepaid expenses and other current assets	7,448
Current assets	8,465
Property and equipment:	
Property and equipment cost	191,990
Accumulated depreciation	(50,685)
Property and equipment, net	141,305
Other non-current assets:	
Deferred tax assets- non-current	1,038
Other noncurrent assets	147
Other non-current assets	1,185
Total assets	$ 150,955

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	22,481
Accrued salaries and benefits	13,970
Other current liabilities	
Current income tax payable	989
Due to affiliates, net	2,034,657
Current liabilities	2,072,097
Non-current liabilities:	
Other noncurrent liabilities	21,966
Non-current liabilities	21,966
Total liabilities	2,094,063
Equity:	
Contributed capital	(674,419)
Retained deficit	(1,268,689)
Total equity	(1,943,108)
Total liabilities and equity	$ 150,955

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Services, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,117
Affiliate revenue		84
Total revenues		1,201
Expenses:		
Compensation and benefits		65,380
Professional services		3,553
Acquisition-related transaction and integration costs		1,100
Technology and communication		18,874
Rent and occupancy		4,352
Selling, general and administrative		7,197
Depreciation and amortization		27,818
Affiliate expense		1,006
Operating expenses		129,280
Operating loss		(128,079)
Affiliate interest income		20,349
Other income, net		436
Pre-tax net loss		(107,294)
Income tax expense		132,234
Net loss	$	(239,528)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,032
Accounts receivable, net of allowance		1,259
Due from affiliates		5,506
Current assets		8,797
Assets		8,797
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Other non-current liabilities		362
Non-current liabilities		362
Liabilities		362
SHAREHOLDERS EQUITY:		
Retained earnings		8,435
Equity		8,435
Total liabilities and equity	$	8,797

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	6,982
Total revenue		**6,982**
Selling, general and administrative		26.00
Affiliate expense		1,367
Operating expenses		**1,393**
Operating income		**5,589**
Pre-tax net income		**5,589**
Net income		**5,589**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE ETF Hub, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD℠

ICE Execution Services LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
PROPERTY PLANT AND EQUIPMENT		
Property and equipment cost		-
Accumulated depreciation		-
Property and equipment, net		-
Total Assets	$	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	$	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD™

ICE Execution Services LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue		**0**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**0**
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	11,757
Restricted cash		27,600
Income tax receivable		132
Accounts receivable		(5,216)
Prepaid expenses and other current assets		1,400
Due from affiliates, net		34,018
Current assets		69,691
Property and equipment:		
Property and equipment cost		1,619
Accumulated depreciation		(1,488)
Property and equipment, net		131
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		293,550
Other noncurrent assets		3,973
Other non-current assets		1,210,059
Total assets	$	1,279,881

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	12,179
Accrued salaries and benefits		2,666
Deferred revenue		77
Margin Deposits and Guaranty funds		1,321
Current liabilities		16,243
Non-current liabilities:		
Deferred tax liabilities - noncurrent		75,124
Other noncurrent liabilities		4,283
Non-current liabilities		79,407
Total liabilities		95,650
Equity:		
Contributed capital		75,867
Retained earnings		1,108,364
Total equity		1,184,231
Total liabilities and equity	$	1,279,881

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	33,522
Market Data Fees		-
Revenues from affiliates		112,820
Other revenues		1,125
Total revenues		147,467
Expenses:		
Compensation and benefits		13,164
Professional services		127
Technology and communication		68
Rent and occupancy		790
Selling, general and adminstrative		743
Depreciation and amortization		2,150
Service and license fees to affiliates		41,972
Operating expenses		59,014
Operating income		88,453
Other expenses, net		997
Other expense, net		997
Pre-tax net income		89,450
Income tax expense		23,429
Net income	$	66,021

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Markets, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		24,624
Current assets		24,624
Total assets	$	**24,624**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Accrued salaries and benefits		1,257
Income taxes payable		(3)
Current liabilities		1,264
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(597)
Non-current liabilities		(597)
Total liabilities		**667**
EQUITY:		
Contributed Capital		14,626
Retained earnings		9,331
Equity		**23,957**
Total liabilities and equity	$	**24,624** $

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets, Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	11,402
Operating Revenues		**11,402**
OPERATING EXPENSES:		
Compensation and benefits		5,599
Professional services		370
Rent and occupancy		219
Technology and communication		4
Selling, general & administrative		316
Depreciation & amortization expense		0
Intercompany expense		3,462
Operating expenses		**9,970**
OTHER EXPENSE:		
Other expense		
Pre-tax net income		1,432
Income tax expense		302
Net income	$	1,130

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Services LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS:	
Goodwill	168,786
Other intangibles	107,882
Investment in subsidiary	203,512
Other non-current assets	480,180
Assets	480,180
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Intercompany	15,276
Current liabilities	15,276
NON-CURRENT LIABILITIES:	
Deferred tax liability - non current	30,865
Other non-current liabilities	81,245
Non-current liabilities	112,110
Liabilities	127,386
SHAREHOLDERS EQUITY:	
Retained earnings	352,794
Equity	352,794
Total liabilities and equity	$ 480,180

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Mortgage Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Intercompany revenue	$ -
Total revenue	**0**
Depreciation and amortization	2,968
Operating expenses	**2,968**
Operating loss	**(2,968)**
Interest expense	(358)
Other income, net	(144)
Other loss, net	**(502)**
Pre-tax net loss	**(3,470)**
Income tax benefit	(925)
Net loss	**(2,545)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE NGX US, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	3
Due from affiliate		673
Income tax receivable		102
Current assets		778
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		25
Accumulated depreciation		(1)
Property and equipment, net		24
NON-CURRENT ASSETS:		
Deferred tax liabilities- non-current		7
Other non-current assets		7
Assets		809
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		13
Accrued salaries and benefits		115
Income tax payable		0
SEC fees payable		
Current liabilities		128
Liabilities		128
SHAREHOLDERS EQUITY:		
Retained earnings		632
Accumulated other comprehensive income		49
Equity		681
Total liabilities and equity	$	809

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE NGX US, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Other revenues	$ 2,017
Total revenue	**2,017**
Compensation and benefits	1,747
Professional Services	15
Technology and communication	37
Rent and other occupancy	80
Selling, general and administrative	17
Depreciation and amortization	1
Affiliate expense	3
Operating expenses	**1,900**
Operating income	**117**
Other income (expense)	(63)
Pre-tax net income	**54**
Income tax expense	35
Net income	**19**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2018
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net		$	8,583
	Current liabilities		8,583
EQUITY:			
Retained deficit			(46)
	Equity		(46)
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Securities Execution & Clearing, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	822
Restricted cash		675
Prepaid Expenses and Other Current Assets		29
Due from affiliate		13,226
Current assets		14,752
Total assets	$	**14,752**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Current liabilities		2
EQUITY:		
Contributed capital		9,200
Retained earnings		5,550
Equity		**14,750**
Total liabilities and equity	$	**14,752**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all (information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	2,589
Operating revenues		2,589
OPERATING EXPENSES:		
Compensation and benefits		20
Professional services		2
Technology Expenses		87
Rent and occupancy		15
Selling, general & administrative		15
Service and license fees to affiliate		799
Operating expenses		938
Operating income		1,651
Other expense		0
Net income	$	1,651

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4,284
Restricted cash		1,670
Accounts receivable, net of allowance		490
Current assets		6,444
Property and equipment:		
Property and equipment cost		1,669
Accumulated depreciation		(1,222)
Property and equipment, net		447
Total assets	$	6,891
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	40
Accrued salaries and benefits		297
Due to affiliate		725
Current liabilities		1,062
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		1,062
EQUITY:		
Contributed capital		2,756
Retained earnings		3,073
Total equity		5,829
Total liabilities and equity	$	6,891

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	5,721
Revenues from affiliates		18,291
Total revenues		24,012
Operating expenses:		
Compensation and benefits		1,411
Professional services		(2)
Rent and other occupancy		75
Technology		2
Selling, general & administration		93
Amortization and depreciation expense		371
Service and license fees to affiliate		1,589
Total operating expenses		3,539
Operating Income		20,473
Other income:		
Other income, net		(1)
Interest income from affiliates		0
Other Income		(1)
Net Income	$	20,472

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Non-current assets:		
Investment in affiliate	$	15
Non-current assets		15
Total assets		15
Liabilities and Equity		
Equity:		
Retained earnings		15
Total equity		15
Total liabilities and equity	$	15

ICE TRADE THE WORLD

ICE U.S. Holding Company LP LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	8,496
Current assets		8,496
Investment in subsidiary		140,704
Total assets	$	149,200
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		16
Income taxes payable		5,691
Due to affiliate		0
Total liabilities	$	5,707
Equity:		
Contributed capital		46,258
Retained earnings		97,235
Total equity		143,493
Total liabilities and equity	$	149,200

ICE TRADE THE WORLD™

ICE U.S. Holding Company LP LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Selling, general & administration	13
Total operating expenses	**13**
Operating loss	**(13)**
Other Income	**0**
Provision for taxes	**0**
Net Loss	**$ (13)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD®

ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	10,738
Accounts receivable, net of allowance		17,912
Current income tax receivable		(10)
Due from affiliate		17,029
Current assets		45,669
Total assets	**$**	**45,669**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	11,514
Current liabilities		11,514
Total liabilities		**11,514**
EQUITY:		
Additional paid-in capital		193
Retained earnings		33,962
Equity		**34,155**
Total liabilities and equity	**$**	**45,669**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	761
Market data fees		69,826
Other revenue		20,008
Intercompany revenue		4,809
Operating revenues		**95,404**
OPERATING EXPENSES:		
Selling, general & administration		591
Service & license fees to affiliates		62,303
Operating expenses		**62,894**
Operating income		**32,510**
OTHER INCOME:		
Other income		**(92)**
Net income	$	**32,418**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1
Due from affiliates, net		8,654
Current assets		**8,655**
Other non-current assets:		
Deferred tax assets - noncurrent		166
Other non-current assets		**166**
Total assets	**$**	**8,821**

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		**8,821**
Total equity		**8,821**
Total liabilities and equity	**$**	**8,821**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Igloo Intermediate Corporation
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax benefit	45
Net income	45

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Non-current assets:	
Goodwill	3,231,837
Other intangibles, net	2,037,258
Investment in subsidiary	10,096
Due from affiliates	16,963
Non-current assets	**5,296,154**
Total assets	**$ 5,296,154**

LIABILITIES and EQUITY

Current liabilities:	
Income tax payable	(2,132)
Current liabilities	**(2,132)**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	599,020
Non-current liabilities	**599,020**
Total liabilities	**596,888**
Equity:	
Contributed capital	1,474
Retained deficit	4,697,792
Total equity	**4,699,266**
Total liabilities and equity	**$ 5,296,154**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Total revenues		-
Expenses:		
Depreciation and amortization		135,557
Operating expenses		135,557
Operating loss		(135,557)
Other expenses, net		-
Pre-tax net loss		(135,557)
Income tax benefit		16,937
Net income	$	(118,620)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Online Properties. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		134
Due to affiliates		60,646
Current assets		60,780
Total assets	$	60,780
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		4
Deferred Revenue		126
Current liabilities		130
Non-current liabilitiess:		
Deferred tax liabilities- non-current		268
Non-current liabilities		268
Total liabilities		398
Equity:		
Retained earnings		60,382
Total equity		60,382
Total liabilities and equity	$	60,780

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,639
Total revenues		2,639
Expenses:		
Technology and communication		-
Selling, general and administrative		-
Operating expenses		-
Operating income		2,639
Other expesnse, net		-
Pre-tax net income		2,639
Income tax expense		732
Net income	$	1,907

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents		
Accounts receivable, net of allowance		80
Due from affiliates, net		3,751
Current assets		3,831
Total assets	$	3,831
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		3
Current liabilities		3
Total liabilities		3
Equity:		
Retained earnings		3,828
Total equity		3,828
Total liabilities and equity	$	3,831

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 335
Total revenues	335
Expenses:	
Selling, general and administrative	-
Operating expenses	-
Operating income	335
Other expense, net	36
Other expense, net	36
Pre-tax net income	299
Income tax expense	80
Net income	$ 219

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,300
Restricted cash		18,722
Accounts receivable, net of allowance		5,503
Prepaid expenses and other current assets		34,986
Current income tax receivable		17,670
Current assets		79,181
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		744,245
Accumulated depreciation		(484,787)
Property and equipment, net		259,458
OTHER NON-CURRENT ASSETS:		
Goodwill		87,587
Other intangibles, net		(385,930)
Investment in affiliates		2,824,453
Long-term restricted cash and investments		10,005
Other non-current assets		38,565
Other non-current assets		2,574,680
Assets		2,913,319
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		36,008
Accrued salaries and benefits		80,321
Other current liabilities		18,848
Income tax payable		(41,663)
Deferred revenue		3,389
Due to affiliates		1,730,439
Current liabilities		1,827,342
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		(5,385)
Other non-current liabilities		51,670
Non-current liabilities		46,285
Liabilities		1,873,627
Noncontrolling interest		170,742
SHAREHOLDERS EQUITY:		
Additional paid-in capital		278,101
Retained earnings		575,909
Accumulated other comprehensive income		14,940
Equity		868,950
Total liabilities and equity	$	2,913,319

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	17,202
Data services fees, net		18,664
Other revenues		3,783
Affiliate revenue		430,106
Total revenue		**469,755**
Compensation and benefits		245,999
Professional services		41,170
Acquisition-related transaction and integration costs		11,863
Technology and communication		117,354
Rent and occupancy		2,857
Selling, general and administrative		28,546
Depreciation and amortization		108,422
Affiliate expense		13,727
Operating expenses		**569,938**
Operating loss		**(100,183)**
Interest income		220
Affiliate interest income		(11,297)
Other income, net		(950)
Other expense, net		**(12,027)**
Pre-tax net loss		**(112,210)**
Income tax expense		9,422
Net loss		**(121,632)**
Net loss from continuing operations attributable to non-controlling interest		(31,619)
Net loss attributable to ICE	**$**	**(153,251)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Intercontinental Exchange International , Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Intercontinental Exchange Property Protection, Inc
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,834
Accounts Receivable		15
Prepaid expenses and other current assets		699
Due from affiliates		6,091
Total current assets		11,639
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		70
Total non-current assets		70
Total assets	$	11,709
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2,372
Income tax payable		885
Deferred revenue		1,213
Current Liabilities		4,470
Total Liabilities		4,470
EQUITY:		
Retained earnings		7,239
Total equity		7,239
Total liabilities and equity	$	11,709

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Compensation and benefits		(2,202)
Professional services		109
Selling, general and administrative		(101)
Operating Expenses		(2,194)
Operating Income		2,194
Interest income		53
Other Income		53
Pre-tax net income		2,247
Income tax expense		594
Net income	$	1,653

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior

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INTERCONTINENTAL EXCHANGE, INC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,673
Prepaid expenses and other current assets		1,217
Current assets		3,890
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		15,837,371
Other non-current assets		16,652
Other non-current assets		15,854,023
Assets	$	15,857,913
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	63,797
Accrued salaries and benefits		9,806
Long term debt - current portion		950,895
Due to affiliates		4,448,146
Income tax payable		(3,253)
Current liabilities		5,469,391
NONCURRENT LIABILITIES:		
Notes payable long-term		6,490,063
Deferred taxes payable - non-current		(296)
Non-current liabilities		6,489,767
Liabilities		11,959,158
EQUITY:		
Common stock, $0.01 par value		6,037
Treasury stock, at cost		(2,354,439)
Additional paid-in capital		10,982,651
Retained deficit		(2,710,148)
Accumulated other comprehensive income		(2,025,346)
Equity		3,898,755
Total liabilities and equity	$	15,857,913

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE, INC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue	**$ -**
Compensation and benefits	1,439
Selling, general and administrative	1,120
Operating expenses	**2,559**
Operating loss	**(2,559)**
Interest income	682
Affiliate interest expense	(127,678)
Interest expense	(237,075)
Other income, net	123,331
Other expense	**(240,740)**
Pre-tax net loss	**(243,299)**
Income tax benefit	104,525
Net loss	**$ (138,774)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	0
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	160
Accumulated depreciation	(84)
Property and equipment, net	76
Assets	76
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	84
Current liabilities	84
Liabilities	84
SHAREHOLDERS EQUITY:	
Retained deficit	(8)
Equity	(8)
Total liabilities and equity	$ 76

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	51
Operating expenses	**51**
Operating loss	**(51)**
Pre-tax net loss	**(51)**
Net loss	**(51)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	11,222
Accounts receivable, net of allowance		12,381
Prepaid expenses and other current assets		41,557
Due from affiliates		8,588
Income tax receivable		15
Current assets		73,763
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		3,289
Accumulated depreciation		(2,972)
Property and equipment, net		317
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		81,287
Other non-current assets		82,623
Assets		156,703
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,183
Accrued salaries and benefits		6,659
Other current liabilities		40,593
Income taxes payable		784
Deferred revenue		1,820
Current liabilities		51,039
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		895
Non-current liabilities		895
Liabilities		51,934
SHAREHOLDERS EQUITY:		
Contributed capital		200,995
Retained deficit		(96,226)
Equity		104,769
Total liabilities and equity	$	156,703

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	21,086
Other revenue	905
Total revenue	**21,991**
Compensation and benefits	6,327
Professional Services	2,500
Technology and communication	204
Rent and other occupancy	381
Selling, general and administrative	464
Depreciation and amortization	57
Affiliate expense	264
Operating expenses	**10,197**
Operating loss	**11,794**
Other income (expense)	653
Pre-tax net loss	**12,447**
Income tax expense	3,672
Net loss	**8,775**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 688
Short-term investments	1,061
Prepaid expenses and other current assets	16
Current assets	1,765
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment, net	-
Property and equipment, net	-
OTHER NON-CURRENT ASSETS:	
Deferred income tax asset	6
Long-term restricted cash and investments	1,025
Investment in subsidiary	(2,518)
Other non-current assets	(1,487)
Assets	278
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	200
Intercompany	41
Current liabilities	241
NON-CURRENT LIABILITIES:	
Deferred tax liability - non current	6
Non-current liabilities	6
Liabilities	247
SHAREHOLDERS EQUITY:	
Retained earnings	31
Equity	31
Total liabilities and equity	$ 278

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Intercompany revenue	$	264
Total revenue		**264**
Compensation and benefits		15
Professional services		158
Technology and communication		1
Selling, general and administrative		66
Operating expenses		**240**
Operating income		**24**
Interest expense		10
Other income, net		9
Other income, net		**19**
Pre-tax net income		**43**
Income tax expense		**11**
Net income		**32**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NSX Securities, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE American LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	886
Accounts receivable, net of allowance		36,389
Current assets		37,275
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		384
Accumulated depreciation		(384)
Property and equipment, net		0
NON-CURRENT ASSETS:		
Goodwill		932,588
Other intangibles, net		651,684
Other noncurrent assets		8,730
Other non-current assets		1,593,002
Assets		1,630,277
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		47,503
Accrued salaries and benefits		(1)
Due to affiliate		32,191
Income Tax Payable		181
Deferred revenue		5,346
SEC fees payable		793
Current liabilities		86,013
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		186,879
Other non-current liabilities		3,520
Deferred Revenue - Long Term		3,841
Non-current liabilities		194,240
Liabilities		280,253
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Additional paid-in capital		3,065
Retained earnings		1,318,173
Accumulated other comprehensive income		1,368
Equity		1,322,606
Total liabilities and equity	$	1,630,277

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	7,024
Data services fees, net		7,273
Listing Fees		20,172
Other revenues		486
Affiliate revenue		943
Transaction based expenses		(3,488)
Total revenue, less transaction-based expenses		**32,410**
Compensation and benefits		66
Professional Services		492
Technology and communication		90
Selling, general and administrative		979
Depreciation and amortization		8,647
Affiliate expense		13,782
Operating expenses		**24,056**
Operating income		**8,354**
Interest income		8
Other income, net		15,560
Other expense, net		**15,552**
Pre-tax net income		**23,906**
Income tax benefit		**9,391**
Net income		**14,515**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	834
Accounts receivable, net of allowance		6,552
Due from affiliates		323,914
Prepaid expenses and other current assets		3,292
Income tax receivable		348
Current assets		334,940
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2,086
Accumulated depreciation		(1,545)
Property and equipment, net		541
NON-CURRENT ASSETS:		
Other noncurrent assets		64,654
Non-current assets		64,654
Assets		400,135
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		813
Accrued salaries and benefits		1,595
Income tax payable		40
SEC fees payable		2,636
Current liabilities		5,084
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		5,429
Other non-current liabilities		2,869
Non-current liabilities		8,298
Liabilities		13,382
SHAREHOLDERS EQUITY:		
Additional paid-in capital		4,819
Retained earnings		380,564
Accumulated other comprehensive income		1,370
Equity		386,753
Total liabilities and equity	$	400,135

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	183,213
Data services fees, net		8,625
Other revenues		21,539
Transaction based expenses		(135,070)
Total revenue, less transaction-based expenses		**78,307**
Compensation and benefits		8,026
Professional services		28
Acquisition-related transaction and integration costs		385
Technology and communication		1,694
Rent and occupancy		4,052
Selling, general and administrative		844
Depreciation and amortization		186
Affiliate expense		10,128
Operating expenses		**25,343**
Operating income		**52,964**
Affiliate interest income		5,911
Other income, net		15,654
Other expense, net		**21,565**
Pre-tax net income		**74,529**
Income tax expense		18,255
Net income		**56,274**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	147
Accounts receivable, net of allowance		44,134
Due from affiliates		343,256
Prepaid expenses and other current assets		666
Current assets		388,203
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		84,576
Accumulated depreciation		(58,221)
Property and equipment, net		26,355
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		976,228
Other non-current assets		5,681
Other non-current assets		1,544,910
Assets		1,959,468
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		7,519
Accrued salaries and benefits		(15)
Income tax payable		954
Deferred revenue		453
SEC fees payable		42,138
Current liabilities		51,049
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		270,830
Other non-current liabilities		23,368
Non-current liabilities		294,198
Liabilities		345,247
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,604,865
Equity		1,614,221
Total liabilities and equity	$	1,959,468

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	646,328
Data services fees, net		71,607
Listing Fees		10,809
Other revenues		18,967
Affiliate revenue		2,350
Transaction based expenses		(558,981)
Total revenue, less transaction-based expenses		**191,080**
Compensation and benefits		(88)
Professional services		620
Technology and communication		2,811
Selling, general and administrative		2,676
Depreciation and amortization		24,636
Affiliate expense		102,379
Operating expenses		**133,034**
Operating income		**58,046**
Affiliate interest income		8,377
Other income, net		(5)
Other income, net		**8,372**
Pre-tax net income		**66,418**
Income tax expense		**16,003**
Net income		**50,415**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ 60
Due from affiliates, net	17,025
Current assets	17,085
Property and equipment:	
Property and equipment cost	(4,687)
Accumulated depreciation	4,254
Property and equipment, net	(433)
Other non-current assets:	
Goodwill	29,938
Other intangibles assets, net	35,740
Other noncurrent assets	487
Other non-current assets	66,165
Total assets	$ 82,817
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	$ 30
Current liabilities	30
Non-current liabilities:	
Deferred tax liabilities - noncurrent	9,830
Non-current liabilities	9,830
Total liabilities	9,860
Equity:	
Contributed capital	914
Retained earnings	72,043
Total equity	72,957
Total liabilities and equity	$ 82,817

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ 180
Total revenues	180
Expenses:	
Rent and occupancy	64
Selling, general and adminstrative	(17)
Depreciation and amortization	95
Operating expenses	142
Operating income	38
Other expenses, net	-
Other expense, net	-
Pre-tax net income	38
Income tax expense	9
Net income	$ 29

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	3,801
Income tax receivable		1,674
Accounts receivable		3,853
Prepaid expenses and other current assets		336
Current assets		9,664
Property and equipment:		
Property and equipment cost		6,962
Accumulated depreciation		(4,696)
Property and equipment, net		2,266
Other non-current assets:		
Deferred tax assets- non current		14,183
Other noncurrent assets		1,730
Other non-current assets		15,913
Total assets	$	27,843
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	1,112
Accrued salaries and benefits		3,292
Due to affiliates, net		18,229
Deferred revenue		10
SEC fees payable		4,051
Current liabilities		26,694
Non-current liabilities:		
Other noncurrent liabilities		4,611
Accrued employee benefits - long term		2,395
Deferred revenue - long term		53
Non-current liabilities		7,059
Total liabilities		33,753
Equity:		
Contributed capital		14,082
Retained deficit		(20,069)
Accumulated other comprehensive income		77
Total equity		(5,910)
Total liabilities and equity	$	27,843

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	12,249
Market Data Fees		1,838
Listings fees		91
Other revenues		802
Transaction based expenses		(5,360)
Total revenues		9,620
Expenses:		
Compensation and benefits		13,209
Professional services		779
Technology and communication		869
Rent and occupancy		336
Selling, general and adminstrative		280
Depreciation and amortization		500
Affiliate expense		218
Operating expenses		16,191
Operating loss		(6,571)
Interest expense		77
Other expenses, net		51
Other expense, net		128
Pre-tax net loss		(6,699)
Income tax benefit		1,795
Net loss	$	(4,904)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	166
Income tax receivable		2,848
Current assets		3,014
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		74,689
Deferred tax asset - non-current		6,312
Other non-current assets		236,982
Total assets	$	239,996
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	3,449
Due to affiliates		167,994
Current liabilities		171,443
NON-CURRENT LIABILITIES:		
Other non-current liabilities		33,071
Non-current liabilities		33,071
Total liabilities		204,514
EQUITY:		
Contributed capital		78,177
Retained deficit		(42,695)
Total equity		35,482
Total liabilities and equity	$	239,996

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
M&A expenses	-
Selling, general, and administrative	433
Amortization and Depreciation	1,475
Intercompany expenses	1,599
Operating expenses	3,507
Operating loss	(3,507)
Intercompany Interest income	1,849
Other income net	337
Other expense, net	2,186
Pre-tax net loss	(1,321)
Income tax benefit	34,023
Net income	$ 32,702

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	311
Due from affiliates		3,761,079
Current assets		3,761,390
OTHER NON-CURRENT ASSETS:		
Other non-current assets		11,392
Deferred tax assets - non-current		0
Other non-current assets		11,392
Assets	$	3,772,782
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	0
Income taxes payable		-
Current Liabilities		0
NON-CURRENT LIABILITIES:		
Notes payable - non-current		-
Non-current liabilities		0
Liabilities		0
EQUITY:		
Contributed Capital		(6,575,230)
Retained defecit		10,348,012
Total equity		3,772,782
Total liabilities and equity	$	3,772,782

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	-
Technology and communication	-
Selling, general and administrative	7
Intercompany Expense	-
Operating expenses	7
Operating loss	(7)
Interest income from affiliates	94,212
Other expense, net	-
Other expense, net	94,212
Pre-tax net income	94,205
Income tax benefit	-
Net income	$ 94,205

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
Assets	$	662
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		(3,132)
Contributed capital		3,869
Accumulated other comprehensive income		(75)
Total equity		662
Total liabilities and equity	$	662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 2
Current liabilities	2
Liabilities	2
EQUITY:	
Retained deficit	(2)
Total equity	(2)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 83
Current assets	83
NON-CURRENT ASSETS:	
Deferred tax asset - non-current	88
Goodwill	(31)
Other non-current assets	57
Total assets	$ 140
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ 25,818
Current liabilities	25,818
Total liabilities	25,818
EQUITY:	
Contributed capital	(23,807)
Retained deficit	(1,871)
Total equity	(25,678)
Total liabilities and equity	$ 140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Operating expenses	-
Pre-tax net loss	-
Income tax benefit	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Repoı on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	54,441
Short-term Investments		13,709
Accounts receivable, net of allowance		181,797
Due from affiliates		1,049,850
Prepaid expenses and other current assets		9,141
Income tax receivable		1,395
Current assets		1,310,333
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		438,117
Accumulated depreciation		(109,277)
Property and equipment, net		328,840
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other Intangibles, net		1,838,265
Other non-current assets		63,658
Other non-current assets		3,465,924
Assets		5,105,097
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		75,794
Accrued salaries and benefits		48,279
Deferred revenue		48,046
SEC fees payable		48,855
Current liabilities		220,974
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		415,024
Other non-current liabilities		64,503
Accrued employee benefits - long term		188,887
Deferred revenue - long term		72,663
Non-current liabilities		741,077
Liabilities		962,051
SHAREHOLDERS EQUITY:		
Contributed capital		(434,539)
Additional paid-in capital		91,743
Retained earnings		4,575,828
Accumulated other comprehensive income		(89,986)
Equity		4,143,046
Total liabilities and equity	$	5,105,097

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	683,156
Data services fees, net		221,986
Listing Fees		413,345
Other revenues		39,612
Affiliate revenue		110,885
Transaction based expenses		(533,468)
Total revenue, less transaction-based expenses		**935,516**
Compensation and benefits		147,973
Professional services		38,755
Technology and communication		23,255
Rent and occupancy		11,253
Selling, general and administrative		41,584
Depreciation and amortization		44,376
Affiliate expense		105,161
Operating expenses		**412,357**
Operating income		**523,159**
Interest income		137
Affiliate interest income		33,916
Interest expense		(14)
Other income, net		(7,919)
Other income, net		**26,120**
Pre-tax net income		**549,279**
Income tax expense		**152,330**
Net income		**396,949**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	233
Income tax receivable		70
Current assets		303
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(591)
Property and equipment, net		4,129
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		1,010
Other non-current assets		8,365
Assets		12,797
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5,675
Due to affiliates		9,924
Current liabilities		15,599
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		782
Non-current liabilities		782
Liabilities		16,381
SHAREHOLDERS EQUITY:		
Retained deficit		(3,584)
Equity		(3,584)
Total liabilities and equity	$	12,797

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	11,389
Data services fees, net	3,760
Affiliate revenue	(46)
Transaction based expenses	(20,358)
Total revenue	**(5,255)**
Compensation and benefits	143
Professional Services	108
Technology and communication	43
Selling, general and administrative	(77)
Depreciation and amortization	591
Affiliate expense	30
Operating expenses	**838**
Operating loss	**(6,093)**
Pre-tax net loss	**(6,093)**
Income tax benefit	**2,522**
Net loss	**(3,571)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	742
Accounts receivable, net of allowance		24,265
Due from Affiliates		262,933
Prepaid expenses and other current assets		2,323
Income tax receivable		29
Current assets		290,292
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		28,975
Accumulated depreciation		(19,256)
Property and equipment, net		9,719
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		977,011
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		6,741
Accrued salaries and benefits		930
Income tax payable		3
Current liabilities		7,671
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		96,587
Other non-current liabilities		6,950
Non-current liabilities		103,537
Liabilities		111,208
SHAREHOLDERS EQUITY:		
Contributed capital		479
Additional paid-in capital		2,512
Retained earnings		862,800
Accumulated other comprehensive income		12
Equity		865,803
Total liabilities and equity	$	977,011

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net		
Data services fees, net	$	140,215
Affiliate revenue		5,220
Total revenue		**145,435**
Compensation and benefits		7,324
Professional Services		72
Acquisition-related transaction and integration costs		0
Technology and communication		26,297
Rent and occupancy		505
Selling, general and administrative		1,988
Depreciation and amortization		3,311
Affiliate expense		16,750
Operating expenses		**56,247**
Operating income		**89,188**
Affiliate interest income		9,326
Other expense, net		**9,326**
Pre-tax net income		**98,514**
Income tax benefit (expense)		(25,572)
Net income		**72,942**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets	$	1
Total Assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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PDR Services LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Pit Trader, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

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Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)

ASSETS:		
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		1,989
	Other non-current assets	1,989
	Assets	1,989
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,638
	Current liabilities	1,638
EQUITY:		
Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		5,604
'ent assets		5,604
il assets		5,604
Retained earnings	$	4,431
Contributed capital		1,173
ity		5,604
il equity	$	5,604

in of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been ir omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at 1, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that is not include all of the information required by generally accepted accounting principles for complete financial statements. These tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year nber 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general & administration	-
Operating expenses	-
Operating loss	-
Intercompany interest income	234
Pre-tax net income	234
Income tax expense	-
Net income	$ 234

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	371
Due from affilates		175
Current assets		546
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		3,953
Other non-current assets		3,953
Total assets	$	4,499
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- non current		1,021
Non-current liabilities		1,021
Total liabilities		1,021
EQUITY:		
Contributed capital		-
Retained earnings		3,478
Total equity		3,478
Total liabilities and equity	$	4,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:		
Other Revenue		26
Total Revenue		26
Expenses:		
Compensation and benefits		138
Professional services		60
Amortization and Depreciation		1,132
Operating expenses		1,330
Operating loss		(1,304)
Other expense, net		-
Pre-tax net loss		(1,304)
Income tax benefit		361
Net loss	$	(943)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 515
Accounts receivable, net of allowance	21,647
Prepaid expenses and other current assets	155
Due from affiliates	12,313
Current assets	34,630
PROPERTY AND EQUIPMENT	
Property and equipment cost	801
Accumulated depreciation	(413)
Property and equipement, net	388
OTHER NON-CURRENT ASSETS:	
Goodwill	276,704
Other intangibles, net	123,164
Deferred income tax asset- noncurrent	952
Other non-current assets	400,820
Assets	435,838
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	446
Accrued salaries and benefits	388
Current liabilities	834
NON-CURRENT LIABILITIES:	
Deferred tax liabilities- noncurrent	36,823
Non-current liabilities	36,823
Liabilities	37,657
SHAREHOLDERS EQUITY:	
Contributed capital	286
Retained earnings	397,895
Equity	398,181
Total liabilities and equity	$ 435,838

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$ -
Total revenue	-
Compensation and benefits	1
Acquisition-related transaction and integration costs	923
Depreciation and amortization	10,697
Operating expenses	**11,621**
Operating loss	**11,621**
Affiliate interest income	729
Other income, net	80
Other income, net	**809**
Pre-tax net loss	**10,812**
Income tax benefit	3,186
Net loss	**7,626**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 566
Accounts receivable, net of allowance	3,079
Due from Affiliates	258,598
Prepaid expenses and other current assets	5,043
Current assets	267,286
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	332,297
Accumulated depreciation	(202,005)
Property and equipment, net	130,292
Assets	397,578
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	3,989
Accrued salaries and benefits	7,196
Income Tax Payable	2,917
Current liabilities	14,102
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - current	9,332
Other non-current liabilities	7,434
Non-current liabilities	16,766
Liabilities	30,868
SHAREHOLDERS EQUITY:	
Additional paid-in capital	14,703
Retained earnings	352,007
Equity	366,710
Total liabilities and equity	$ 397,578

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,314
Affiliate revenue		97,989
Total revenue		**112,303**
Compensation and benefits		32,669
Professional services		1,615
Technology and communication		25,120
Rent and occupancy		388
Selling, general and administrative		2,034
Depreciation and amortization		29,490
Operating expenses		**91,316**
Operating income		**20,987**
Pre-tax net income		**20,987**
Income tax expense		**4,445**
Net income		**16,542**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Other revenues	$ -
Total revenue	**0**
Selling, general and administrative	0
Operating expenses	**0**
Operating income	**0**
Other expense, net	**0**
Pre-tax net income	**0**
Income tax expense	**0**
Net income	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Strike Network Services LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(127)
Property and equipment, net		273
Assets		306
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		306
Equity		306
Total liabilities and equity	$	306

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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StrikeNET LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**(1)**
Pre-tax net loss	**(1)**
Net loss	**(1)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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The Clearing Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	567
Due from affiliate		127
Current Assets		694
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		318
Accumulated depreciation		(318)
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	23,208
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		(890)
Other non-current liabiities		(890)
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Due from affiliates, net		0
Current liabilities		3
Liabilities		(887)
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,151)
Total Equity		24,095
Total Liabilities and Equity	$	23,208

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Other revenue		0
Total revenue		0
Expenses:		
Professional services		3
Selling, general and administrative		109
Depreciation and amortization		425
Operating expenses		537
Operating loss		(537)
Interest income		10
Other income		10
Pre-tax net loss		(527)
Income tax expense Benefit		38
Net loss	$	(489)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TheDebtCenter, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ -
Current assets	-
Property and equipment:	
Property and equipment cost	(4,808)
Accumulated depreciation	6,586
Property and equipment, net	1,778
Other non-current assets:	
Goodwill	423,393
Other intangibles assets, net	252,347
Investment in subsidiary	15,773
Other non-current assets	691,513
Total assets	$ 693,291
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	$ -
Current liabilities	-
Non-current liabilities:	
Other noncurrent liabilities	63
Non-current liabilities	63
Total liabilities	63
Equity:	
Contributed capital	-
Retained earnings	693,228
Total equity	693,228
Total liabilities and equity	$ 693,291

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TheDebtCenter, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Other revenues	$	-
Total revenues		-
Expenses:		
Compensation and benefits		(1,778)
Rent and occupancy		31
Depreciation and amortization		8,843
Operating expenses		7,096
Operating loss		(7,096)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(7,096)
Income tax expense		-
Net loss	$	(7,096)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance		15
Income Tax Receivable		2
Current assets		17
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		6,212
Accumulated depreciation		(5,079)
Property and equipment net		1,133
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		5
Other non-current assets		173
Total assets	$	1,323
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3
Accrued salaries and benefits		215
Due to affiliates		18,114
Deferred revenue		16
Current liabilities		18,348
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		271
Other noncurrent liabilities		0
NonCurrent Liabilities		271
Total liabilities		18,619
EQUITY:		
Additional paid-in capital		5,009
Net deficit		(22,305)
Equity		(17,296)
Total liabilities and equity	$	1,323

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	62
Operating revenues		**62**
OPERATING EXPENSES:		
Compensation and benefits		420
Professional services		37
Mergers and acquisition expenses		
Rent and other occupancy		74
Technology and communcations		49
Selling, general & administration		(3)
Amortization & depreciation expense		759
Service & license fees to affiliates		373
Operating expenses		**1,709**
Operating loss		**(1,647)**
Income tax benefit		**467**
Net loss	$	**(1,180)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	6,010
Current assets		6,010
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		17
Goodwill		8,745
Other non-current assets		8,762
Total assets	$	**14,772**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,892
Equity		**14,772**
Total liability and equity	$	**14,772**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		26
Operating expenses		**26**
Pre-tax net loss		(26)
Income tax Benefit		7
Net loss	$	**(19)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the auditec financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemen should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ice TRADE THE WORLD™

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	0
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

When-Tech LLC[1]
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,112
Accounts receivable, net of allowance		1,206
Current Assets		2,318
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		9,092
Accumulated Depreciation		(7,274)
Property and Equipment Net		1,818
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other Intangibles, net		-
Other Noncurrent Assets		16,237
Total Assets	$	20,373
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	21
Accrued salaries and benefits		414
Due to affiliate		2,102
Deferred revenue		276
Current Liabilities		2,813
Total Liabilities		2,813
EQUITY:		
Contributed capital		4,841
Retained deficit		12,719
Member equity		17,560
Total liabilities and equity	$	20,373

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

When-Tech LLC[1]
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Market data fees, revenue	$	4,696
Operating revenues		**4,696**
OPERATING EXPENSES:		
M&A Expenses		0
Compensation and benefits		1,787
Professional services		0
Rent and occupancy		197
Technology and communication		2
Selling, general and administrative		57
Depreciation and amortization		1,628
Service and license fees to affiliate		1,675
Operating Expenses		**5,346**
Net loss	**$**	**(650)**

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		112
Accumulated depreciation		(64)
Property and equipment, net		48
Assets		51
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(67)
Equity		(67)
Total liabilities and equity	$	51

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Yellow Jacket[1]
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash & Equivalents	$ (15)
Accounts receivable, net of allowance	2,495
Prepaid expenses and other current assets	11
Current Income Tax Receivable	1
Current assets	2,492
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	31,801
Accumulated depreciation	(25,156)
Property and equipment net	6,645
OTHER NONCURRENT ASSETS	
Goodwill	62,065
Other intangibles, net	809
Other noncurrent assets	62,874
Total assets	$ 72,011
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 136
Accrued salaries and benefits	1,780
Deferred revenue	2,284
Due to affiliate	44,909
Current liabilities	49,109
NONCURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	1,777
Noncurrent liabilities	1,777
Total liabilities	50,886
MEMBER EQUITY:	
Member capital	55,107
Additional paid-in capital	10,350
Retained Deficit	(44,332)
Member equity	21,125
Total liabilities and member equity	$ 72,011

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.

ICE TRADE THE WORLD™

Yellow Jacket[1]
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Data service fees	$	7,534
Operating revenues		**7,534**
OPERATING EXPENSES:		
Compensation and benefits		6,298
Professional services		69
Rent and other occupancy		1,083
Technology and communication		(115)
Selling, general & administration		230
Amortization & depreciation expense		5,704
Service & license fees to affiliates		1,051
Operating expenses		**14,320**
Pre-tax loss		(6,786)
Income tax benefit		(1,935)
Net loss	$	**(4,851)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT F

A complete set of NYSE National, Inc.'s forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________ CRD #: __________

Business Address: ______________________

City: ______________ State: ________ Zip Code: ________

Contact Name: ______________ Telephone: ______________

Email: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

Accepted on behalf of NYSE:

Entity: ______________________________

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

With Notices To:

User Name: ______________________________

Contact Name: ______________________________

Address: ______________________________

City, State, Zip: ______________________________

Email: ______________________________

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ____________

Business Address: ______________________________________

City: ____________ State: ____________ Zip Code: ____________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: ______________________

Date: ______________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: crs@nyse.com

Date: ______________________

NYSE National, Inc.

Equity Trading Permit Application and Contracts

APPLICATION PROCESS

Eligibility
An ETP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Exchange Act, **and is a member of another registered national securities exchange or national securities association.** Any Person may become a Person Associated with an ETP Holder.

Checklist
Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 2) to crs@nyse.com.

Note: All application materials sent to NYSE National will be reviewed by NYSE National's Client Relationship Services ("CRS") Department for completeness. All applications are deemed confidential and are handled in a secure environment. CRS may request Applicant to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE National Rule 2.5. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830.

Application Process

- Following submission of the Application for Equity Trading Permit and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that a person associated with the Applicant has a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented for approval or disapproval without delay.
- The Exchange will promptly notify the Applicant, in writing, of their Membership decision.
- Applicant will be subject to disciplinary action if false or misleading answers are given in the Application for Equity Trading Permit.
- The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within thirty (30) days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE National Rule 10. A disapproved Applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Exchange's decision was mailed to the applicant, file a petition in accordance with the provisions of Rule 10.9000 Series.

APPLICATION CHECKLIST

DOCUMENTATION CHECKLIST FOR NYSE NATIONAL ETP APPLICANTS

- ❑ Application for Equity Trading Permit
  - Sections 1-6 are MANDATORY for all Applicants
  - Section 7 if Applicant is not self-clearing
- ❑ Signed Master User Agreement https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®
  - Designated supervisors and principals
  - All Authorized Traders

  Note: All ETP Holders are responsible for maintaining a list of all Authorized Traders, and such list must be made available to the Exchange upon request as required by Exchange Rule 7.30.

DOCUMENTATION CHECKLIST FOR NYSE NATIONAL METP APPLICANTS

- ❑ All requirements for ETP Applicants listed above, including ticking of the Market Maker tick-box on page 4 of this application
- ❑ Financial Documentation
  - Most Recent FOCUS Report
- ❑ Application for Market Maker Authorized Trader (MMAT) for each MMAT Applicant:
  https://www.nyse.com/publicdocs/nyse/NYSE_National_MMAT_Application.pdf

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – is the Broker-Dealer organization applying for an Equity Trading Permit or amending this form.

Authorized Trader – a person who may submit orders to the Exchange's trading facilities on behalf of his or her ETP Holder.

Clearing Services - a Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE National, Inc. is a participant of this system.

ETP – an Equity Trading Permit issued by the Exchange for effecting approved securities transactions on the Exchange.

ETP Holder -- the Exchange-approved holder of an ETP.

Market Maker – is an ETP Holder that acts as a Market Maker pursuant to Rule 7. Market Makers are obligated to maintain continuous two-sided orders in those securities in which the Market Maker is registered to trade, pursuant to NYSE National Rule 7.23.

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE National Rule 7.21, on behalf of a Market Maker.

NYSE National, Inc. ("NYSE National" or the "Exchange") - a Self-Regulatory Organization per the provisions of the Securities Exchange Act of 1934.

Self-Regulatory Organization ("SRO") - as set forth in the provisions of the Exchange Act relating to national securities exchanges.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________

LEI #: ______________ MPID: ______________

GENERAL INFORMATION

Name of Applicant: ______________________________

Business Address: ______________________________

City: ______________ State: ________ Zip Code: ________

Business Phone: ______________ Website: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Email: ______________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH EQUITY TRADING PERMIT (Check all that apply)

☐ Public Customer Business
☐ Clearing Services
☐ Proprietary Trading
☐ Market Maker*
☐ Other ______________________

* Please also complete the Market Maker Authorized Trader Application

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX)
☐ Cboe BYX US Equities Exchange (BYX)
☐ Cboe EDGA US Equities Exchange (EDGA)
☐ Cboe EDGX US Equities Exchange (EDGX)
☐ Chicago Board Options Exchange (CBOE)
☐ NYSE Chicago (CHI)
☐ Financial Industry Regulatory Authority, Inc. (FINRA)
☐ Investors Exchange (IEX)
☐ International Securities Exchange (ISE)
☐ NASDAQ
☐ NASDAQ OMX BX (BX)
☐ NASDAQ OMX PHLX (PHLX)
☐ New York Stock Exchange (NYSE)
☐ NYSE American (AMER)
☐ NYSE Arca (ARCA)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ ______________________________

SECTION 2 - MEMBERSHIP AGREEMENT

By executing Application, the Applicant agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's certificate of incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's board of directors and penalties imposed by the board of directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange;

(3) The Exchange and its officers, employees and members of its board of directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Exchange's By-Laws, the Exchange's Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its board of directors or any duly authorized committee;

(4) To maintain and make available to the Exchange, its authorized employees and its board of directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(5) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by NYSE National.

____
Applicant

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

SECTION 3 - Individual Registration

Pursuant to NYSE National Rule 2.2 (c) (1) an ETP Holder shall register with the Exchange as a Principal any Person who meets the definition of a "Principal" as described in Rule 1.1. A "Principal" includes any individual responsible for supervising the activities of the ETP Holder's Authorized Traders, and any individual designated as a Chief Compliance Officer ("CCO") on Schedule A of the ETP Holder's Form BD.

Each of these Principals must be registered as such through the FINRA Central Registration Depository ("CRD"), and must pass the General Securities Principal (Series 24) Examination. The Exchange will accept the New York Stock Exchange ("NYSE") Chief Compliance Officer Examination (Series 14) as an alternative qualification to the Series 24 to register as a Principal an individual identified as the CCO.

Additionally, pursuant to NYSE National Rule 2.2 (c) (2) each ETP Holder, other than a sole proprietorship or a trading firm, which is an entity that only trades using the firm's capital and does not trade on behalf of customers and has 25 or fewer Authorized Traders, is required to register at least two Principals with the Exchange.

Applicants are required to have a designated Series 27 licensed principal.

Please identify Applicant's designated principals below

Designated Series 24 Licensed Principal

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Designated Series 24 Licensed Principal

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Designated Series 27 Licensed Principal

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 4 - Key Personnel

Please also identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Clearing

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 5 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ETP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE National shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant's application for trading privileges, but that NYSE National will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE National depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant to submit to NYSE National any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

________________________________ Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	____________________ Date
________________________________ Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	____________________ Title

SECTION 6 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing ETP Holder of Applicant Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE National, Inc.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant with the clearing agency:

Applicant	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE National Rules and may be relied upon by NYSE National, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE National Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

Clearing ETP Holder (Broker-Dealer Name)

Clearing ETP Holder (NSCC Clearing #)

Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder
Print Name / Title	Print Name / Title
Date	Date

NYSE National, Inc.

Market Maker Authorized Trader Application

APPLICATION FOR MARKET MAKER APPROVAL

To be eligible for registration as a Market Maker Authorized Trader ("MMAT"), as defined in NYSE National, Inc. Rule 1.1, an individual must (i) successfully complete the Securities Trader Qualification examination (Series 57), (ii) complete the Market Maker Orientation Program, and (iii) submit a Form U4 and fingerprint card to Web CRD® and request the "MT" designation with NYSE National, Inc.

The NYSE National Market Maker Orientation Program is available at:
https://www.nyse.com/publicdocs/nyse/NYSE_National_MM_Orientation.pdf

ETP HOLDER INFORMATION

Firm Name: ______________________ CRD: ______________

Type of Business: ______________________

Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

MARKET MAKER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Business Email: ______________

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©
- ☐ Individual has passed the required examination
- ☐ Individual has been granted a waiver of the required examination
- ☐ Individual has completed the NYSE National Market Maker Orientation Program

AUTHORIZED ACKNOWLEDGEMENT OF ETP Holder

ETP Holder acknowledges their Market Maker responsibilities and quoting obligations under NYSE National Rule 7.

______________________ ______________________
Signature of Authorized Officer, Partner, Managing Member — Date

______________________ ______________________
Print Name — Title

MARKET MAKER AGREEMENT

The undersigned Applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed through WebCRD, all of which are parts hereof, are current, true and complete

______________________ ______________________
Signature of Market Maker — CRD#

______________________ ______________________
Print Name — Title

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name:**	☐ Yes ☐ No ______________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________

Address: ______________________

____

Contact Person: ______________________

Title: ______________________

Phone: ______________ Fax: ______________

Email: ______________________

Web Address: ______________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ______________________

Name: ______________________

Title: ______________________

Date: ______________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer
PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability
TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law
This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination
This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement
User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality
Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

User (Service Bureau)

Authorized Signature of User

Name

Title

Date

Please email completed Exhibit to crs@nyse.com.

Session Request Form
Pillar Native Gateway

Session Request Form – Pillar Native Gateway
All firm connections are subject to and governed by: applicable SEC rules and regulations; the rules of the Exchange; the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement or other NYSE Agreement; and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For questions regarding this form, please contact Connectivity at (212)896-2830 option 2,1.**

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
Sender Comp IDs (If modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*			
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*			
Filter By (Choose One):	Choose Drop Copy Filter		
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "MPID", list the MPIDs that should be reported.)*			
Protocol:	Choose Protocol	# of Drop Copy Sessions	
Message Preference:	Choose Message Preference		

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** ***Format:*** ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the** ***IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
Choose Network Provider		
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Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Firm Testing group: ☐

By (Signature) ______________________________

Name: ______________________________

Title: ______________________________

Company Name: ______________________ CRD # __________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ____________________

Business Address: ____________________

City: ____________ State: ________ Zip: ________

Business Phone: ____________ CRD #: ____________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc...)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ____________________

Name: ____________________

Title: ____________________

Phone: ____________________

Email Address: ____________________

Date: ____________________

Completed application should be returned via email to crs@nyse.com.

NYSE Gateways Session Request Form

Non-Pillar Session Request Form
All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For Test Session requests, please send competed session form to Firm Testing at firmtesting@nyse.com.** **For Production session requests, completed session forms should be returned to Connectivity at connectivity@nyse.com.** **For Pillar session requests, please use this form:** **https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf** **For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.**

Requestor Contact Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Environment:	Choose Environment		
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
Order Entry SenderComp IDs (If cloning, modifying or removing.):			
TPID or Master Firm/Mnemonic (If adding new session)			
BOLD Default Value (American Options Only)	Choose BOLD Default Value		

Drop Copy Settings *(Required)*	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Drop Copy Request Type (Choose One):	Choose Drop Copy Request Type
Drop Copy SenderCompIDs (If modifying or removing.):	
Drop Copy Type (Choose One):	Choose Drop Copy Type
Filter By (Choose One):	Choose Drop Copy Filter
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session)*	
Message Preference:	Choose Message Preference

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to gateways** ***Format:*** ***xxx.xxx.xxx.xxx /XX***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
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Approver Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Title:	
Email Address:	
Phone:	
Date:	
By (Signature):	

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

General Information

Firm Name: ______________________

Business Address: ______________________

City: ______________ State: ________ Zip: ________

Business Phone: ______________ CRD #: ______________

Authorized Traders

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Authorized Signatory

By (Signature) ______________________ Date: ______________

Print Name: ______________________

Title: ______________________

Phone: ______________________ Email: ______________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT I

The audited consolidated financial statements for NYSE National, Inc. for the year ended December 31, 2018 follow.

Financial Statements

NYSE National, Inc.
Period Ended December 31, 2018
With Report of Independent Auditors

NYSE National, Inc.

Financial Statements

Period Ended December 31, 2018

Contents

Building a better working world

Report of Independent Auditors

The Board of Directors and Management
NYSE National, Inc.

We have audited the accompanying financial statements of NYSE National, Inc., which comprise the balance sheet as of December 31, 2018, the related statements of statement of net loss, changes in equity (deficit), and cash flows for the year ended December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYSE National Inc. at December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 26, 2019

NYSE National, Inc.

Balance Sheet

(In Thousands)

December 31, 2018

Assets		
Current assets:		
Cash and cash equivalents	$	233
Accounts receivable		913
Total current assets		1,146
Property and equipment, net		4,129
Goodwill		5,355
Other intangible assets, net		2,000
Deferred income taxes		407
Other non-current assets		1,010
Total non-current assets		12,901
Total assets	$	14,047
Liabilities and deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$	6,585
Due to affiliates, net		7,525
Total current liabilities		14,110
Deficit		(63)
Total liabilities and deficit	$	14,047

See accompanying notes to financial statements.

NYSE National, Inc.

Statement of Net Loss

(In Thousands)

Year Ended December 31, 2018

Revenues:	
Transaction fees	$ 11,389
Data services fees	3,760
Total revenues	15,149
Transaction-based expenses:	
Section 31 fees	3,722
Cash liquidity payments, routing and clearing	16,636
Total revenues less transaction-based expenses	(5,209)
Operating expenses:	
Compensation and benefits	143
Technology and communications	44
Professional services	109
Rent and occupancy	13
Depreciation and amortization	591
Affiliate	697
Total operating expenses	1,597
Operating loss	(6,806)
Other income:	
Interest and other income, net	-
Loss before income tax benefit	(6,806)
Income tax benefit	3,927
Net loss	$ (2,879)

See accompanying notes to financial statements.

NYSE National, Inc.

Statement of Changes in Equity (Deficit)

(In Thousands)

Year ended December 31, 2018

Balance at January 1, 2018	$	2,816
Net loss		(2,879)
Balance at December 31, 2018	$	(63)

See accompanying notes to financial statements.

NYSE National, Inc.

Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2018

Operating activities:	
Net loss	$ (2,879)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	591
Deferred income taxes	(848)
Change in assets and liabilities:	
Accounts receivable	(913)
Other non-current assets	54
Accounts payable and accrued liabilities	6,329
Due to affiliates, net	2,439
Total adjustments	7,652
Net cash provided by operating activities	4,773
Investing activities:	
Capital expenditures	(4,720)
Net cash used by investing activities	(4,720)
Net increase in cash and cash equivalents	53
Cash and cash equivalents, beginning of year	180
Cash and cash equivalents, end of year	$ 233
Supplemental cash flow disclosure:	
Cash paid for income taxes	$ 4

See accompanying notes to financial statements.

1. Description of Business

NYSE National, Inc. (the "Exchange" or the "Company"), formerly known as National Stock Exchange, Inc., is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and seven central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange, LLC, NYSE Arca, Inc. and NYSE American LLC, and NYSE Chicago, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

On January 31, 2017, the Parent acquired all of the outstanding capital stock of National Stock Exchange, Inc. ("NSX") from its former parent holding company NSX Holdings, Inc. ("NSX Holdings"). NSX was renamed NYSE National when the acquisition closed. Prior to acquisition the Parent had various lending arrangements with National Stock Exchange. At the time of acquisition the Parent agreed to extinguish the related debts at which time the amounts were recorded as a capital contribution within the equity balance of NYSE National. The settlement of the extinguishment of debt occurred on June 14, 2018.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NSX Securities. All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

As discussed in Note 1, on January 31, 2017, the Parent completed its acquisition of the Exchange. The accompanying financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from Parent, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the

2. Significant Accounting Policies (continued)

purchase price accounting process related to the acquisition. This resulted in the Exchange recording net purchase accounting adjustments of ($938) thousand, consisting of the following (in thousands):

Goodwill	$ 5,355
Intangible assets	2,000
Property and equipment, net	(570)
AP and accrued liabilities	(4,050)
Deferred income taxes	(673)
Other noncurrent assets	(3,000)
Total net purchase accounting adjustments	$ (938)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Expenses

Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2018, the Company did not hold any investments of this type.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2018.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary

2. Significant Accounting Policies (continued)

based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the statement of net loss.

The Exchange earns market data revenues for trading of Tape A, B, and C securities. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. Revenue is accrued in the month the Exchange's performance obligations of data delivery is met and included in data services fees in the statement of net loss.

The Exchange, as a participant in the respective consolidated tape and consolidated quote plans, receives a share of the distribution for the back-billed revenue recoveries. Revenue is recognized when received and included in data service fees in the statement of net loss.

See "Recently Adopted and New Accounting Pronouncements" below for the new revenue recognition accounting standard and its impact on the Exchange's revenues.

Leases

We expense rent from non-cancellable operating leases, net of sublease income, on a straight-line basis based on future minimum lease payments. The net costs are included in rent and occupancy expenses and technology and communication expenses in the accompanying statements of net loss.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

2. Significant Accounting Policies (continued)

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the statement of net loss) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the statement of net loss, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Recently Adopted and New Accounting Pronouncements

The FASB has issued Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs - Contracts with Customers*, collectively referred to as ASC 606. ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 superseded prior revenue recognition guidance and requires the Exchange to recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 requires enhanced disclosures, including (i) revenue recognition policies used to identify performance obligations to customers and (ii) the use of significant judgments in measurement and recognition. On January 1, 2018, the Exchange adopted ASC 606 and determined no changes are necessary to our revenue recognition procedures.

The FASB has issued ASU No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from finance and operating leases, along

2. Significant Accounting Policies (continued)

with additional qualitative and quantitative disclosures. It requires a lessee to recognize a liability in its balance sheet to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. The Exchange does not expect any material impact from adoption.

3. Other Intangibles

The following table presents the details of the intangible assets as of December 31, 2018 (in thousands):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registration	$ 2,000	$ –	Indefinite
Total	$ 2,000	$ –	

An indefinite useful life was assigned to exchange registration since the registration represents rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely.

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2018 were as follows (in thousands):

Current:	
Federal	$ (2,555)
State and local	(524)
Total current	(3,079)
Deferred:	
Federal	644
State and local	(1,492)
Total deferred	(848)
Total tax expense/(benefit)	$ (3,927)

4. Income Taxes (continued)

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2018 was as follows:

Federal statutory rate	21%
State and local taxes (net of federal benefit)	4
Prior year adjustment	6
Valuation allowance	27
Effective tax rate	58%

The effective tax rate is greater than the federal statutory rate primarily due to a release of valuation allowance, state income tax benefits and adjustments related to the pre-acquisition period.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2018 (in thousands):

Deferred tax assets:	
Loss carryforwards	$ 13,706
Valuation allowance	(11,918)
Other	14
Total deferred tax assets, net of valuation allowance	$ 1,802
Deferred tax liabilities:	
Acquired intangible assets	$ (557)
Property and equipment	(838)
Total deferred tax liabilities	(1,395)
Net deferred tax liabilities	$ 407

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. On January 31, 2017, the Exchange was acquired by ICE and is included in the consolidated federal and unitary state and local income tax returns filed by certain affiliates. Due to the limitation imposed by Internal Revenue Code Section 382, the majority of the historical net operating loss carryforwards cannot be utilized. The portion not subject to any limitation is available to be utilized. Therefore, we released $1.8 million of valuation allowance. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its

4. Income Taxes (continued)

affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and the affiliates.

As of December 31, 2018, we have gross U.S. federal net operating loss carryforwards of $55 million, and gross state and local net operating loss carryforwards of $32 million. The net operating loss begins to expire in 2027.

Tax years prior to 2014 no longer remain subject to examination.

5. Related Parties

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2018, expenses of $621 thousand have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying statement of net loss. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors on behalf of the Exchange.

ICE paid employee and vendor costs associated with ceasing operations of the Exchange. ICE also makes payments to vendors on behalf of the Exchange in preparation of it resuming operations at a future date.

NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2018, expenses of $76 thousand have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying statement of net loss.

As of December 31, 2018, the Exchange had a $7,525 thousand net payable related to these agreements.

6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2018 (in thousands):

Network equipment	4,720
Less: accumulated depreciation and amortization	(591)
Total property and equipment, net	$ 4,129

7. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's balance sheet, statement of net loss, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

8. Subsequent Events

The Exchange has evaluated subsequent events and transactions and determined that no other events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT K

The ownership structure of NYSE National, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.
2. Title or status: Delaware corporation
3. Date title or status was acquired: January 31, 2017
4. Approximate ownership interest: 100% ownership interest
5. Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE National, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organization is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2019

EXHIBIT N

A schedule of NYSE National, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

ICE

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% Super Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
Super Derivatives (Australia) Pty Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
BAKKT Holdings, LLC
BAKKT, LLC
BAKKT Clearing, LLC(3, 6)
DACC Technologies, Inc.
Digital Asset Custody Company, Inc.
Digital Asset Custody Company UK, Ltd.
10th Floor Software, LLC
BAKKT Management Holdings, LLC
BAKKT Management, LLC
ICE eConfirm LLC
ICE Brazil Technology, LLC
10531561 Canada Inc.
ICE NGX Canada Inc.(3,17)
CalRock Brokers Inc.(6)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
ICE Trade Vault, LLC(3)
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Pit Trader, LLC
ICE Data Investment Group, LLC
ICE U.S. OTC Commodity Markets, LLC(3)
Chatham Energy, LLC
ICE Futures U.S., Inc.(3)
ICE Clear U.S., Inc.(3)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC
Trebuchet Holdings, LLC
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE U.S. Holding Company LP
The Clearing Corporation(3) (Dormant)
ICE Clear Credit LLC(3, 5)
Guaranty Clearing Corporation (Dormant(3))
onExchange Board of Trade (Dormant(3))
onExchange Clearing Corporation (Dormant(3))
Radiate, Inc.
Creditex Holdco, LLC
Creditex Holdco Limited
Creditex Brokerage Holdco Ltd
Creditex Group, Inc.
ICE Processing, LLC
Creditex, LLC
CreditTrade, Inc.
QW Holdings, LLC
Creditex Singapore Pte Limited
Creditex Securities Corporation(3, 4, 5, 6 & 18)
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC
TheDebtCenter, L.L.C.
TMC Bonds, L.L.C.(18)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental Exchange International, Inc.
ICE Data Services India Private Limited (99% Intercontinental Exchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
Foreign Indirect Affiliate
UNITED STATES

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
NYSE Group, Inc.
NYSE (International) B.V.
NYSE (Holding) BV
NYSE Finance BV
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Technologies Canada Ltd.
NYSE Arca, Inc(5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
New York Stock Exchange LLC(5)
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NYSE Chicago Holdings, Inc.
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
NYSE Market (DE), Inc.
FINRA/NYSE Trade Reporting Facility LLC
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Technologies Connectivity, Inc.
NSX Securities LLC
NYSE Chicago, Inc. (5)
CHXBD, LLC (4)
ICE Data Services Wireless LLC
ICE Atrium Inc.
StrikeNET LLC
Electric Railroad LLC
Foreign Indirect Affiliate
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
UNITED STATES
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


ice
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
5509794 Manitoba Inc.
ICE Futures Canada, Inc.
ICE Clear Canada, Inc.
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
Credit Market Analysis Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Markets Limited(2)
ICE Clear Europe Limited(3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
ICE Clear UK Limited (DORMANT)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Data Services Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
Climate Spot Markets Limited
Chicago Climate Exchange, Inc.
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Climate Spot Exchange Limited (DORMANT)
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited(2)
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
Foreign Indirect Affiliate
United States

ice

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- **INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)**
  - **Interactive Data Holdings Corporation**
    - **Igloo Intermediate Corporation**
      - **ICE Data Services, Inc.**
        - Interactive Data Real-Time Group, Inc.
        - Interactive Data Luxembourg Holding S.A.R.L
          - Interactive Data Luxembourg Management S.A.R.L
            - Interactive Data Cayman Ltd.
            - IDCO Worldwide Holdings Ltd.
              - IDCO Overseas Holdings Ltd.
                - ICE Data Services Ireland Limited
                - Interactive Data (Europe) Ltd..
                  - ICE Data Services Japan KK
                  - ICE Data Services Italy S.r.l
                  - Interactive Data Finance (UK) Ltd.
                - ICE Data Services Jersey Limited
                - ICE Data Services Hong Kong Limited
                - ICE Data Services Australia Pty Ltd (16)
                - ICE Data Desktop Solutions Limited (2)
                - ICE Data Services France SAS
                - ICE Data Services Singapore Pte Ltd
        - ICE Data Connectivity & Feeds, Inc.
        - ICE Data Analytics, LLC
        - Interactive Data Online Properties, Inc.
        - ICE Data Pricing & Reference Data, LLC (5)
          - Interactive Data Canada Inc.
        - IDCO Canada Holdings Inc.

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

Foreign Indirect Affiliate

United States